Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.
SUPPLEMENT NO. 9 DATED JULY 25, 2012
TO THE PROSPECTUS DATED APRIL 16, 2012

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated April 16, 2012, as supplemented by supplement no. 1 dated April 16, 2012, supplement no. 2 dated April 16, 2012, supplement no. 3 dated April 26, 2012, supplement no. 4 dated May 14, 2012, supplement no. 5 dated May 24, 2012, supplement no. 6 dated May 30, 2012, supplement no. 7 dated July 6, 2012 and supplement no. 8 dated July 24, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the probable acquisition of an office campus containing 326,384 rentable square feet in Bellevue, Washington and the modification to our investment objectives and criteria.
Probable Real Estate Investment
QBE Corporate Campus
On July 25, 2012, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to purchase a nine building office campus containing 326,384 rentable square feet located on approximately 46 acres of land in Bellevue, Washington (the “QBE Corporate Campus”). The seller is not affiliated with us or our advisor.  The purchase price of the QBE Corporate Campus is approximately $78.7 million plus closing costs.  We intend to fund the purchase of the QBE Corporate Campus with proceeds from this offering, but may later place mortgage debt on this property.  Pursuant to the purchase agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions.  There can be no assurance that we will complete the acquisition.  In some circumstances, if we fail to complete the acquisition, we may forfeit up to $3.8 million of earnest money.
The QBE Corporate Campus was built in multiple phases between 1973 and 2000 and is currently 62% leased to seven tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (excluding rental abatements), for the tenants of the QBE Corporate Campus is approximately $4.2 million. The current weighted-average remaining lease term for the tenants is approximately 5.7 years.  The current weighted-average annual rental rate over the remaining lease term is $21.91 per square foot.  All amounts include the lease to the seller based on the lease terms of a lease agreement to be executed upon the acquisition of the QBE Corporate Campus.
Currently, the QBE Corporate Campus has two tenants that individually occupy more than 10% of the total rentable square feet of the property. One tenant is in the insurance industry and operates in 52 countries around the globe. This tenant occupies 67,378 rentable square feet, or approximately 21% of the total property rentable square feet. The tenant is the seller, and upon transfer of the property, is expected to enter into a lease that expires on July 31, 2022, with one five-year extension option. The current annualized base rent for this tenant based on the expected lease is approximately $1.2 million, with a lease term of approximately 10.0 years and an average annual rental rate over the lease term of $21.21 per square foot. The other tenant is the largest provider of flexible workspace in the world and operates out of 88 countries. This tenant occupies 45,025 rentable square feet, or approximately 14% of the total property rentable square feet. Its lease expires on May 31, 2017, with one five-year extension option. The current annualized base rent for this tenant is approximately $0.9 million, the remaining lease term is approximately 4.8 years and the average annual rental rate over the remaining lease term is $21.08 per square foot.

The average occupancy rate for the QBE Corporate Campus during each of the last five years was as follows:

Year	Average Occupancy Rate
2007	100%
2008	100%
2009	98%
2010	90%
2011	79%
The average effective annual rental rate per rentable square foot for each of the last five years for the QBE Corporate Campus was as follows:

Year	Average Effective Annual Rental Rate per Square Foot (1)
2007	$21.24
2008	$19.79
2009	$19.97
2010	$21.23
2011	$21.08
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(1) Average effective annual rental rate per square foot excludes owner occupied suites for which for no rent was paid.
The table below sets forth a schedule of expiring leases for the QBE Corporate Campus by square footage and by current annualized effective base rent.

Year	Number of Expiring Leases	Annualized Effective Base Rent (1)	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Property Rentable Square Feet Expiring
2012	—	$—	—	—	—
2013	3	1,061,402	26%	49,291	24%
2014 - 2015	—	—	—	—	—
2016	1	217,062	5%	9,336	5%
2017	2	1,640,846	39%	74,987	37%
2018 - 2021	—	—	—	—	—
2022 (2)	1	1,246,493	30%	67,378	34%
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(1) Annualized effective base rent represents annualized contractual base rental income, adjusted to straight-line any contractual tenant concessions, rent increases and rent decreases from the inception of the leases through the balance of the term.
(2) Amounts include the lease to the seller based on the lease terms of a lease agreement expected to be executed upon the acquisition of the QBE Corporate Campus.
We believe that the QBE Corporate Campus is suitable for its intended purpose and is adequately insured, and we do not intend to make significant renovations or improvements to the QBE Corporate Campus. For federal income tax purposes, the cost of the QBE Corporate Campus, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.
Modification to Investment Objectives and Criteria
Previously, we expected that, after we invested substantially all of the proceeds from this offering, approximately 40% of our portfolio would consist of direct investments in opportunistic real estate, excluding real property that we take title to (i) as part of a portfolio of debt investments, (ii) through a loan workout, foreclosure or similar circumstances or (iii) through convertible debt investments. However, as a result of the probable acquisition of the QBE Corporate Campus discussed above, we now expect that, after we invest substantially all of the proceeds from this offering, more than 50% of our portfolio will consist of direct investments in opportunistic real estate, excluding real property that we take title to (i) as part of a portfolio of debt investments, (ii) through a loan workout, foreclosure or similar circumstances or (iii) through convertible debt investments.

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